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PROSPECTUS

    1,689,189 Shares

NETBANK, INC.

Common Stock

    This Prospectus relates to 1,689,189 shares of common stock, $.01 par value per share, of NetBank, Inc. ("NetBank," unless the context states otherwise), which are currently owned by Republic Bancorp Inc. (the "selling stockholder"). The shares may be offered by the selling stockholder from time to time in transactions in the open market, in privately negotiated transactions, in brokerage transactions or a combination of these methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. The shares may be sold to or through broker-dealers, and the broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares for whom the broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholder also may enter into hedging transactions in connection with distribution of the shares or otherwise. See "Plan of Distribution."

    The selling stockholder acquired the shares from NetBank on June 29, 2001 in connection with NetBank's acquisition of Market Street Mortgage Corporation, a company that was previously a subsidiary of the selling stockholder. See "Recent Developments." The selling stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Stockholder" and "Plan of Distribution."

    NetBank will not receive any proceeds from the sale of the shares by the selling stockholder. NetBank has agreed to bear all expenses (other than selling commissions) in connection with the registration and sale of the shares covered by this prospectus and to indemnify the selling stockholder against specified liabilities, including liabilities under the Securities Act.

    NetBank's common stock is listed for trading on the Nasdaq Stock Market under the symbol "NTBK." On October 17, 2001, the last reported sales price of the common stock reported on the Nasdaq Stock Market was $7.95 per share.

    The shares of NetBank common stock offered hereby are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance corporation, the Bank Insurance Fund, the Savings Association Insurance Fund or any other government agency.

    These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contract is a criminal offense.

The date of this Prospectus is October 17, 2001.

THE COMPANY

    NetBank, Inc. is a bank holding company that wholly owns the outstanding stock of NetBank, a federal savings bank. It also owns NetBank Partners, LLC and NB Partners, Inc., which are involved in strategic partnering opportunities, and Market Street Mortgage Corporation ("Market Street Mortgage"), a mortgage lender. NetBank is the largest federally insured bank operating exclusively on the Internet. Our mission is to profitably provide a broad range of banking and financial services to Internet users. Our low-cost, branchless business model allowed us to attain profitability within a year of acquiring our bank charter and to remain profitable while passing along our operating cost savings to customers in the form of attractive interest rates and low fees.

    Our unique, Internet-based operating strategy, coupled with recent strategic acquisitions, has allowed us to experience rapid growth. During 2000, our customer accounts grew from 66,000 to 162,000; deposits grew from $653.9 million to $980.8 million; and total assets grew from $1.3 billion to $1.8 billion. During 2000, we added an average of 8,000 net customer accounts per month. As of June 30, 2001, we had 232,000 accounts and $1.2 billion in deposits.

    We offer a broad array of products and services that customers would typically expect from a traditional bank, including checking and money market accounts, certificates of deposit, Individual Retirement Accounts ("IRA's"), debit cards, credit cards, mortgage loans, securities brokerage services, and home equity lines as well as some innovative services specifically designed to leverage our internet capabilities, such as electronic bill payment and presentment, online safe deposit box, wireless account access, and account consolidation services.

RECENT DEVELOPMENTS

    On June 29, 2001, NetBank acquired Market Street Mortgage by means of a merger of NetBank Interim, Inc., a Georgia corporation and subsidiary of NetBank formed solely to facilitate the merger, with and into Market Street Mortgage pursuant to an Agreement and Plan of Merger dated as of April 15, 2001, among NetBank, Net Interim, Inc., Market Street Mortgage, Republic Bank and Republic Bancorp Inc. ("Republic Bancorp"). In the merger, the outstanding shares of Market Street Mortgage preferred stock, all of which were held by Republic Bancorp, were converted into $4,999,252 in cash (of which $1 million was escrowed) and 1,689,189 shares of NetBank common stock valued at an aggregate of $14,999,998, and all of the outstanding shares of Market Street Mortgage common stock were cancelled in exchange for a total of $750 in cash. Of the $1 million escrowed at the closing, $835,000 was subsequently paid to Republic Bancorp. Under the terms of the merger agreement, NetBank agreed to register the shares for resale by Republic Bancorp and to indemnify it against specified liabilities, including liabilities under the Securities Act. This prospectus forms a part of the registration statement filed with the Securities and Exchange Commission (the "Commission") pursuant to the registration provisions of the merger agreement.

SELLING STOCKHOLDER

    The selling stockholder, Republic Bancorp, beneficially owns all of the 1,689,189 shares of NetBank common stock that are being offered by this prospectus. Its address is 1070 East Main Street, Owosso, Michigan 48867. NetBank believes that the selling stockholder has sole investment and voting power with respect to the shares. As of the date of this prospectus, the selling stockholder beneficially owned approximately 5.58% (based on shares outstanding as of June 30, 2001) of the total outstanding shares of NetBank's common stock. Upon the sale by the selling stockholder of all of the shares offered by this prospectus and completion of the offering, assuming all of the shares being offered are sold and that no other changes in the selling stockholder's beneficial ownership occur prior to the completion of this offering, the selling stockholder will not beneficially own any shares of NetBank's common stock.

PLAN OF DISTRIBUTION

    NetBank is registering the shares of common stock on behalf of the selling stockholder, Republic Bancorp. As used in this section, "selling stockholder" refers to Republic Bancorp and any donee, pledgee or other party selling shares received from Republic Bancorp. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by NetBank. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. Pursuant to this prospectus, the selling stockholder may sell or distribute up to 1,689,189 shares of NetBank common stock from time to time through dealers or brokers or other agents or directly to one or more purchasers in a variety of ways, including:

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  transactions, which may involve crosses and block transactions, on the Nasdaq National Market, where the common shares are listed for trading;

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  privately negotiated transactions;

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  in the over-the-counter market;

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  in brokerage transactions; or

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  in a combination of these types of transactions.

    These transactions may be effected by the selling stockholder at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

    The selling stockholder may enter into hedging transactions in connection with distribution of the shares or otherwise. In such transactions, broker-dealers or others may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder also may sell shares short and redeliver the shares to close out such short positions.

    The selling stockholder may enter into option, forward sales or other transactions with broker-dealers or others which may require the delivery to the broker-dealer of the shares. The broker-dealer or other party may then resell or otherwise transfer such shares pursuant to this prospectus and the prospectus supplement. The selling stockholder also may loan or pledge the shares. The pledgee may sell the shares so loaned, or upon a default the pledgee may sell the pledged shares pursuant to this prospectus and the prospectus supplement.

    The selling stockholder may also transfer shares that it owns by gift, and, upon such transfer, the donee would have the same right of sale as the selling stockholder.

    The selling stockholder may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

    Any broker-dealers that act in connection with the sale of shares may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. NetBank has agreed to indemnify the selling stockholder against specified liabilities, including liabilities arising under the Securities Act. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against specified liabilities, including liabilities arising under the Securities Act.

    If selling stockholder is deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholder may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholder that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to its sales in the market.

    The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of Rule 144.

    Upon NetBank's being notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

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  the name of the selling stockholder and of the participating broker-dealer(s);

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  the number of shares involved;

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  the initial price at which the shares were sold;

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  the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

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  that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

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  other facts material to the transactions.

In addition, upon our being notified by the selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

LEGAL MATTERS

    The validity of the issuance of the shares offered by this prospectus has been passed upon for NetBank by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia.

EXPERTS

    The financial statements incorporated in this prospectus by reference from NetBank's Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The consolidated financial statements of Market Street Mortgage Corporation and subsidiary for the year ended December 31, 2000 appearing in NetBank, Inc.'s Current Report on Form 8-K/A dated September 13, 2001 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT NETBANK

    This prospectus is part of a registration statement on Form S-3 that NetBank filed with the Securities and Exchange Commission. Some information in the registration statement has been omitted from this prospectus in accordance with SEC rules. NetBank files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy the registration statement as well as reports, proxy statements and other information NetBank has filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. You can call the SEC at 1-800-732-0330 for further information about the public reference room. NetBank is also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq Stock Market under the symbol "NTBK." Reports, proxy and information statements and other information concerning NetBank may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

    The SEC allows NetBank to "incorporate by reference" the information NetBank has previously filed with it, which means that NetBank can disclose important information to you by referring you to those documents. All information that NetBank has incorporated by reference is available to you in accordance with the above paragraph. The information incorporated by reference is considered to be a part of this prospectus, and information that NetBank files with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. NetBank incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholder has sold all the shares.

    The following documents NetBank has filed with the SEC are incorporated by reference in this prospectus:

1.
Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

2.
Current Report on Form 8-K filed with the SEC on April 30, 2001;

3.
Current Report on Form 8-K filed with the SEC on July 13, 2001, as amended on September 13, 2001;

4.
Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and filed with the SEC on May 14, 2001;

5.
Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and filed with the SEC on August 14, 2001;

6.
Description of NetBank's common stock set forth in its registration statement on Form 8-A filed with the SEC on July 18, 1997.

7.
Description of NetBank's Series A Junior Participating Preferred Stock set forth in its registration statement on Form 8-A filed with the SEC on January 28, 2000.

    NetBank will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Robert E. Bowers, Chief Financial Officer, NetBank, Inc., 11475 Great Oaks Parkway, Alpharetta, Georgia 30022, telephone (770)343-6006.

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THE COMPANY
RECENT DEVELOPMENTS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT NETBANK